Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

28th March 2002

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited ("DFIH")
- Annual Report 2001

We attach for your information a notification dated 28th March 2002 in respect of DFIH which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
pp Group Corporate Secretary

dlw 4/23

RNS Full Text Announcement

Company	Dairy Farm International Hldgs Ltd
TIDM	DFI
Headline	Annual Report and Accounts
Released	07:10 28 Mar 2002
RNS Number	7482T

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

ANNUAL REPORT 2001

Dairy Farm International Holdings Limited announces that its Annual Report for the year ended 31st December 2001 has been posted to shareholders today, Thursday, 28th March 2002, and is available on the Company's website at www.dairyfarmgroup.com.

A copy of the above report has also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

28th March 2002

www.dairyfarmgroup.com

END